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                          April 2, 2024

       Angelos M. Stergiou, M.D., ScD h.c.
       President and Chief Executive Officer
       SELLAS Life Sciences Group, Inc.
       7 Times Square, Suite 2503
       New York, NY 10036

                                                        Re: SELLAS Life
Sciences Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 28,
2024
                                                            File No. 333-278334

       Dear Angelos M. Stergiou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Daniel A. Bagliebter,
Esq.